Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUN -9


LINDEMANS
making life more enjoyable


03022749

26 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

6/19

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.




ROSEMOUNT
ESTATE


LINDEMANS

26 May 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the cessation of employment of 1 participant in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
12 November 1999	$5.38	23 May 2003	10,000

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

30 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SENIOR MANAGEMENT CHANGES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.



ROSEMOUNT
ESTATE

LINDEMANS

30 May 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

MANAGEMENT CHANGES

Southcorp has today announced a number of changes to its senior management structure. Please find attached a copy of a news announcement which will be released to the media today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMAN'S

News Announcement

New Executive Management Structure

30 May 2003

Southcorp Limited today announced a number of changes to its executive management structure. The following roles and personnel will constitute the Executive Committee of Southcorp and will report directly to John Ballard, the Chief Executive Officer and Managing Director.

President, The Americas – Thomas Burnet (also a Director of the company)

President, UK/Europe – Jeffrey Wilkinson

Managing Director, Australasia – Michael East

Executive General Manager – Viticulture & Grape Resources – Stuart McNab*. This is a newly created position. Stuart McNab, previously General Manager, Vineyards and Viticulture, will assume responsibility for this role. Stuart has been employed with Southcorp since 1994. His new position has full responsibility for vineyard management and viticultural practices across Southcorp's portfolio, as well as grower relations.

Executive General Manager – Winemaking – Peter Taylor*. This role has overall responsibility for winemaking planning and standards across the group and will have a series of individual Brand Winemakers reporting to it. Peter Taylor, a Group Winemaker, located at Magill in South Australia, has been appointed to this role. Peter has 25 years experience as a winemaker and has been with Southcorp for 23 years. Philip Shaw, the Company Winemaker, will be leaving the company at his own request. Philip has, however, agreed to remain available to the company as a consultant on an ongoing basis.

Executive General Manager – Operations & Supply Chain Management – Michael Christophersen*. This role will have overall responsibility for Southcorp's winemaking and packaging facilities, as well as distribution and logistics. The function also has a key role in demand planning and supply chain management. Michael Christophersen, formerly General Manager of Operations for South Australia and Western Australia assumes the new role. John Handel, who was formerly General Manager, Operations will complete his contractual term with the company at years end having made a decision to return to the United States.

Executive General Manager – Global Marketing. An international search is currently being conducted for this role. Chris Hancock, formerly Global Marketing Director, will move into the newly created role of Executive General Manager – Industry and Government.

Chief Financial Officer. An international search has been conducted for this role and the company is well advanced in considering suitable candidates. Steven McClintock, a partner with PriceWaterhouseCoopers, who has been seconded to assist in the transitional period,

*Newly appointed member of the Executive Committee

will continue to be available to the company on a full-time basis until an appointment is made.

Executive General Manager – Industry and Government Relations – Chris Hancock. This position has responsibility for Southcorp's relationships with government and its involvement on industry bodies.

Chief General Counsel and Company Secretary – Martin Hudson

Executive General Manager – Investor Relations and Corporate Affairs – Robert Porter

Executive General Manager – Human Resources – Dale Calhoun

John Ballard, Managing Director said: "The new executive reporting arrangements, are a first and necessary stage in providing clearer lines of accountability, as a basis for determining key programmes to restore profitable growth.

"The new reporting structure will provide me with a direct oversight of all the key operational, sales and functional components of the business. The decision to separate viticultural management from operations will ensure a stronger focus towards these two key aspects of our business. Peter Taylor's appointment to the role of Executive General Manager, Winemaking, will ensure a continuing commitment to winemaking quality and will build upon the work of Philip Shaw.

"I would like to acknowledge Philip Shaw for his major contribution to winemaking at Southcorp and prior to that Rosemount. On behalf of the Board and his colleagues, I would like to thank him for his contribution over many years. I would also like to thank John Handel for his substantial contribution to the business, since the time of being appointed to head Southcorp's North American operations in 2000 and, more recently in overseeing, the company's operations.

"The appointment of an Executive General Manager, Marketing is a key appointment to build upon our global brand strength, and to deliver upon our focus to become a more consumer orientated company. Good progress has also been made in the selection of a new Chief Financial Officer and I would expect an announcement in the near future.

"Finally, we welcome the new members to the team, including Stuart McNab, Mike Christophersen and Peter Taylor. All are experienced industry professionals with a track record of achievement."

For further information contact:
Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391 829
Facsimile: 02 9465 1181

Attachments – Executive Committee Structure

SOUTHCORP EXECUTIVE COMMITTEE

MAY 2003



Chief Executive Officer
& Managing Director
John Ballard
Chief Financial Officer
(Vacant)
Chief General Counsel And
Company Secretary
Martin Hudson
Executive General Manager
Investor Relations/Corporate Affairs
Robert Porter
Executive General Manager
Industry And Government Relations
Chris Hancock
Executive General Manager
Human Resources
Dale Calhoun
Executive General Manager
Viticulture & Grape Resources
Stuart McNab
Executive General Manager
Winemaking
Peter Taylor
Executive General Manager
Operations And Supply Chain
Michael Christopherson
Executive General Manager
Global Marketing
(Vacant)
President, UK/Europe
Jeffrey Wilkinson
President, The Americas
Thomas Burnet
Managing Director, Australasia
Michael East

Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

29 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


ROSEMOUNT
ESTATE


LINDEMANS

29 May 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the cessation of employment of a participant in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
12 November 1999	$5.38	28 May 2003	40,000

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway Artarmon NSW 2064 P.O. Box 366 Artarmon NSW 1570 Australia